Exhibit 99.1

A2Z Smart Technologies Corp.

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2022

(Unaudited)

(Expressed in US Dollars)

A2Z SMART TECHNOLOGIES CORP.

A2Z SMART TECHNOLOGIES CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

(Unaudited)

(Expressed in US Dollars)

2

A2Z SMART TECHNOLOGIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in Thousands of US Dollars)

	September 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	565	8,470
Restricted cash	79	60
Inventories	1,171	1,147
Trade receivables	2,215	857
Other accounts receivable	2,424	434
Total current assets	6,454	10,968
Intangible asset - patent, net	2,003	2,091
Goodwill (note 3)	1,538	-
Property, plant and equipment, net	1,419	1,072
Total non-current assets	4,960	3,163

Total Assets	11,414	14,131

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short term loan and current portion of long-term loans	163	158
Lease liability	100	126
Trade payables	2,269	989
Deferred revenues	139	-
Other accounts payable	1,932	1,099
Total current liabilities	4,603	2,372
Lease liability	75	151
Long term loans	1,178	483
Warrant Liability (note 4)	-	51
Contingent liability	143	-
Severance payment, net	179	167
Total non-current liabilities	1,575	852
Total liabilities	6,178	3,224
Shareholders’ equity (note 5)
Share capital and additional paid in capital	39,967	28,297
Warrant Reserve	30,863	34,763
Accumulated other comprehensive income	(1,759)	(708)
Accumulated deficit	(62,095)	(50,838)
	6,976	11,514
Non-controlling interest	(1,740)	(607)
Total shareholders’ equity	5,236	10,907
Total liabilities and shareholders’ equity	11,414	14,131

November 14, 2022	“Yonathan De Yonge”	“Joseph Bentsur”
Date of approval of the financial statements	Yonathan De Yonge - Director	Joseph Bentsur President and Chief Executive Officer

The accompanying notes are an integral part of these Condensed Interim Consolidated financial statements.

3

A2Z SMART TECHNOLOGIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021

Revenues (note 7)	2,650	278	5,526	2,198
Cost of revenues	2,220	244	4,609	988
Gross profit	430	34	917	1,210

Expenses:
Research and development costs	1,208	1,598	3,379	2,015
Sales and marketing costs	69	8	351	284
General and administration expenses	5,296	1,153	9,418	4,220
Operating loss	(6,143)	(2,725)	(12,231)	(5,309)

Loss (gain) on revaluation of warrant liability (note 4)	-	(708)	-	30,846
Loss on property, plant and equipment	11	-	27	-
Financial expense	139	110	132	121
Loss before taxes on income	(6,293)	(2,127)	(12,390)	(36,276)
Income tax expense	-	-	-	-
Net loss for the period	(6,293)	(2,127)	(12,390)	(36,276)

Less: Net loss attributable to non-controlling interests	(338)	(380)	(1,133)	(417)
Net loss attributable to controlling shareholders	(5,955)	(1,747)	(11,257)	(35,859)
	(6,293)	(2,127)	(12,390)	(36,276)
Other comprehensive loss
Item that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements of foreign operations	(54)	(418)	(1,051)	112
Other comprehensive income (loss)	(54)	(418)	(1,051)	112

Total comprehensive loss for the period	(6,347)	(2,545)	(13,441)	(36,164)

Less: Comprehensive loss attributable to non-controlling interests	(338)	(380)	(1,133)	(417)
Comprehensive loss attributable to controlling shareholders	(6,009)	(1,747)	(12,308)	(35,859)
Basic and diluted loss per share	(0.22)	(0.07)	(0.45)	(1.56)
Weighted average number of shares outstanding	27,359,230	23,847,137	27,154,021	22,992,180

The accompanying notes are an integral part of these Condensed Interim Consolidated financial statements.

4

A2Z SMART TECHNOLOGIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

(Expressed in Thousands of US Dollars)

	Ordinary share capital			Accumulated
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Income	Accumulated deficit	Non-controlling interest	Total Equity
Balance - January 1, 2022	26,326,488	$28,297	$34,763	$(708)	$(50,838)	$(607)	$10,907
Net loss for the period	-	-	-	-	(11,257)	(1,133)	(12,390)
Adjustments arising from translating financial statements of foreign operations	-	-	-	(1,051)	-	-	(1,051)
Net comprehensive loss for the period	-	-	-	(1,051)	(11,257)	(1,133)	(13,441)
Issuance of shares in respect of crowd funding	74,895	-	-	-	-	-	-
Exercise of warrants	630,161	5,277	(3,900)	-	-	-	1,377
Issuance of shares in respect of Isramat deal (note 3)	273,774	2,089	-	-	-	-	2,089
Exercise of options	116,667	207	-	-	-	-	207
Expiration of warrants	-	51	-	-	-	-	51
Share based compensation (note 6)	-	4,046	-	-	-	-	4,046
Balance - September 30, 2022	27,421,985	$39,967	$30,863	$(1,759)	$(62,095)	$(1,740)	$5,236

The accompanying notes are an integral part of these Condensed Interim Consolidated financial statements.

5

A2Z SMART TECHNOLOGIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

(Expressed in Thousands of US Dollars)

	Ordinary share capital				Accumulated
	Number of shares		Additional paid in capital	Warrant reserve	Other Comprehensive Income	Accumulated deficit	Non-controlling interest	Total Equity (Deficit)
Balance - January 1, 2021	(*)	22,219,910	$10,445	$-	$(1,339)	$(11,599)	$520	$(1,973)
Net loss for the period		-	-	-	-	(35,859)	(418)	(36,277)
Adjustments arising from translating financial statements of foreign operations		-	-	-	112	-	(4)	108
Net comprehensive loss for the period		-	-	-	112	(35,859)	(422)	(36,169)
Reclassification of warrant liability		-	141	43,822	-	-	-	43,963
Issue of shares in private placement, net		1,305,662	3,572	-	-	-	-	3,572
Exercise of warrants		314,015	2,716	(1,948)	-	-	-	768
Exercise of stock options		134,523	135	-	-	-	-	135
Share based compensation		-	734	-	-	-	-	734
Balance – September 30, 2021	(*)	23,974,110	$17,743	$41,874	$(1,227)	$(47,458)	$98	$11,030

(*) On August 13, 2021, the Board and the TSX-V approved a 1-for-3 reverse stock split, (the “Reverse Split”). Consequently, all share numbers, share prices, and exercise prices have been retroactively adjusted in these condensed consolidated financial statements for all periods presented.

The accompanying notes are an integral part of these Condensed Interim Consolidated financial statements.

6

A2Z SMART TECHNOLOGIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in Thousands of US Dollars)

	Nine months ended
	September 30
	2022	2021

Cash flows used in operating activities
Net loss for the period	$(12,390)	$(36,276)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation	423	186
Share based compensation	4,046	733
Loss on revaluation of warrant liability	-	30,846
Loss on revaluation of contingent liability	143	-
Loss from sale of fixed asset	27	-
Change in severance liability	(23)	(20)
Change in inventory	(2)	(875)
Change in trade receivables	361	(992)
Change in other account receivables	(1,981)	(677)
Accrued interest on loans and leases	-	-
Loss from sale of property, plant and equipment		-
Change in accounts payable	668	257
Changes in deferred revenues	139	-
Change in other accounts payable	520	287
	(8,069)	(6,531)
Cash flows used in investing activities
Restricted deposits	(14)	153
Newly consolidated subsidiary (see Appendix B)	(879)	-
Purchase of property, plant and equipment	(517)	(216)
	(1,410)	(63)

Cash flows from financing activities
Issuance of shares and warrants, net	-	8,358
Exercise of options	207	135
Exercise of warrants	1,377	560
Lease payments	(48)	(78)
Repayment of loans	(394)	(275)
Proceeds from receipt of loans	1,094	110
	2,238	8,810

Increase (decrease) in cash and cash equivalents	(7,241)	2,216
Effect of changes in foreign exchange rates	(664)	125
Cash at beginning of period	8,470	5,397

Cash at end of period	$565	$7,738

Additional information of cash paid during the period
Interest paid during the period	$10	$27

NON-CASH TRANSACTIONS
Sale of fixed assets	$394	$-
Issuance of shares in respect of Isramat deal (note 3)	$2,089	$-

7

A2Z SMART TECHNOLOGIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in Thousands of US Dollars)

NON-CASH TRANSACTIONS: INVESTMENT IN NEWLY CONSOLIDATED SUBSIDIARIES

	Nine months ended
	September 30
	2022	2021

Issuance of the Company’s ordinary shares	$2,089	$-
Working capital other than cash and cash equivalents	(878)	-
Liability for severance pay fund, net	35	-
Provision for vacation leave	49	-
Property, plant and equipment	(636)	-
Goodwill	(1,538)	-
Total cash and cash equivalents paid (*)	$(879)	$-

(*) See note 3.

Estimated useful lives
(years)
Machines and manufacturing equipment	10
Leasehold Improvement	10
Furniture and equipment	3-16

The accompanying notes are an integral part of these Condensed Interim Consolidated financial statements.

8

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

A2Z SMART TECHNOLOGIES CORP. (the “Company” or “A2ZST”) was incorporated on January 15, 2018 under the laws of British Columbia. The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

The Company was listed on the NASDAQ Stock Market LLC (“Nasdaq”) starting January 22, 2022, and trades under the symbol “AZ” and on the TSX Venture Exchange (“TSX Venture”) and trades under the symbol “AZ.V”.

The Company owns 79.49% of the common shares of Cust2Mate Ltd (“Cust2Mate”), a technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The Company’s primary product is the Cust2Mate system which incorporates a “smart cart” which automatically calculates the value of the customers purchases in their smart cart, without having to unload and reload their purchases at a customer checkout point.

The Cust2Mate system offers various features for shoppers and retailers such as product information and location, an on-cart scale to weigh items and automatically calculate costs, bar-code scanner and on-board payment system to bypass checkout lines. In addition, the product includes big data smart algorithms and computer vision capabilities, allowing for customer specific targeted advertising. (“The Cust2Mate Platform”).

The Cust2Mate Platform is being rolled out in Israel and is being marketed throughout the world, with pilots in North and South America and in the Middle East.

The Company’s other activities include the provision of services in the field of advanced engineering capabilities to the military and security markets as well as the development of related products for the civilian markets. Such services include providing maintenance services and container leasing. The Company also provides maintenance services for complex electronic systems and products.

On February 3, 2022, the Company the closing of acquisition of Isramat Ltd. This strategic acquisition vertically integrates certain manufacturing capabilities for the production of A2Z’s Cust2Mate smart cart while complementing existing contract manufacturing partnerships to support anticipated worldwide growth. See also note 3.

The Company, through its 80% owned subsidiary, Advanced Automotive Innovations Inc., (“AAI”) continues the development of a product for the automotive market - the FTICS or Fuel Tank Inertia Capsule System which activates automatically in the event of a vehicle collision. This eliminates the danger of fuel tank combustion thereby saving lives and reducing damage.

These Condensed Interim Consolidated financial statements were authorized for issue by the Board of Directors on November 14, 2022.

On November 2, 2022, the Company announced that it has closed, in escrow, the issuance of 2,978,337 units, at a price per unit of $1.35 (CAD$1.86), for gross proceeds of $4,021. Each unit consists of one common share and one half of one common share purchase warrant. An aggregate of 1,489,169 warrants will be issued upon final closing which when exercised in accordance with the terms of the warrant certificates, and upon payment of an exercise price of $1.5 (CAD$2.04), which will result in the issuance of an additional 1,489,169 common shares. The warrants are exercisable for a period of 24 months.

9

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 2 – BASIS OF PREPARATION

Statement of Compliance

These unaudited Condensed Interim Consolidated financial statements of the Company are as of September 30, 2022, and presented in US dollars, which is the presentation currency of the Company. These unaudited interim condensed consolidated financial statements have been prepared in accordance with the requirements of International Accounting Standard IAS 34 “Interim Financial Reporting”. They do not include all the information required in annual financial statements in accordance with IFRS and should be read in conjunction with the financial statements of the Company for the year ended December 31, 2021.

The policies applied in these Condensed Interim Consolidated financial statements are based on IFRS effective as of September 30, 2022, and are consistent with those included in the Company’s annual financial statements for the year ended December 31, 2021.

Estimates and assumptions

The preparation of these condensed interim financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. These estimates and underlying assumptions are reviewed regularly. Changes in accounting estimates are reported in the period of the change in estimate. The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, are the same as at December 31, 2021.

10

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 3- ACQUISITION

On February 3, 2022, the Company announced it has completed the acquisition of all of the outstanding shares of Isramat Ltd (“Isramat”), an Israeli manufacturer of precision metal parts. In connection with closing of the acquisition, the Company paid NIS 2,800,000 (approximately $879) in cash and issued the shareholders of Isramat 273,774 common shares in the capital of the Company at a price per share of $7.6311.

The purchase consideration is being allocated between the acquired tangible assets and intangible assets, based on their fair values.

The Company has also recognized a contingent liability with regard to the Isramat deal in the amount of $143.

Management is fully responsible for the valuation of the assets. An initial valuation has been completed and a final assessment will be made within one year. The fair value assigned to identifiable intangible assets acquired has been determined by using valuation methods that accounts for replacement costs, using estimates and assumptions determined by management.

Based on the above, the Company has initially determined that the purchase price exceeds the fair values of identifiable net assets acquired by approximately $1,538, which is recognized as goodwill.

The table below summarizes the preliminary fair value of assets acquired at the purchase date:

February 3, 2022

Working capital other than cash and cash equivalents	$878
Liability for severance pay fund, net	(35)
Provision for vacation leave	(49)
Property, plant and equipment	636
Goodwill (*)	1,538
Total consideration paid (**)	$2,968

Consideration paid in cash	$879
Consideration paid in common shares in the capital of the Company	2,089
Total consideration paid (**)	$2,968

(*) Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired. The goodwill is attributed to the expected benefits arising from the synergies of the combination of the activities of the Company and acquired company, and to the value of assembled workforce.

Isramat manufactures and sells precision metal parts. Revenue from these sales is recognized when Isramat has delivered the parts to locations specified by its customers and the customers have accepted the parts in accordance with the sales contract.

(**) Consideration paid in cash for the purchase of Isramat shares was $879, and the balance of the consideration was settled by the issuance of 273,774 common shares in the capital of the Company at a value of $2,089.

The contribution of Isramat’s results to the Company’s consolidated revenues and net loss during the nine months ended September 30, 2022, were $2,887 and $460 respectively.

The pro forma financial information presented below is for information purposes only, is subject to a number of estimates, assumptions and other uncertainties, and is not indicative of the results of operations that would have been achieved had the transaction taken place at January 1, 2022. The pro forma financial information is as follows:

For the nine months ended September 30, 2022
(in thousands)
Pro forma

Total revenues	$5,887
Net loss attributable to the Company	$12,304

11

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 4 – WARRANT LIABILITY

Certain warrants issued in 2020 were issued with an exercise price denominated in Canadian Dollars (CAD) rather than the functional currency of the Company, which is New Israeli Shekels (NIS). These warrants were recorded at their fair value at the end of each reporting period and classified as a derivative liability.

During 2021 certain warrant holders agreed to change the exercise price from CAD to NIS and therefore the Company reclassified the balance of the warrant liability in respect of these warrants as equity.

As of September 30, 2022, 61,077 of these warrants were exercised, and the remaining 5,437 warrants have expired during the period and therefore the liability is nil.

NOTE 5 – RELATED PARTIES

The following transactions arose with related parties: (in Thousands of US$)

	Nine months ended September 30, 2022
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of September 30, 2021
Director and CEO	$-	$784	$-	$784	$(180)
Company controlled by CEO	-	-	-	-	(448)
CFO	-	84	22	106	-
Directors	18	-	69	87	-
	$18	$868	$91	$977	$(628)

	Three months ended September 30, 2022
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of September 30, 2021
Director and CEO	$-	$271	$-	$271	$(180)
Company controlled by CEO	-	-	-	-	(448)
CFO	-	21	5	26	-
Directors	6	-	46	52	-
	$6	$292	$51	$349	$(628)

	Nine months ended September 30, 2021
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of September 30, 2021
Director and CEO	$-	$451	$-	$451	$580
CFO	-	77	51	128	(7)
Directors	14	-	16	30	-
	$14	$528	$68	$610	$573

	Three months ended September 30, 2021
	Directors Fees	Consulting Fees / Salaries	Share based awards	Total	Amounts owing by (to) as of September 30, 2021
Director and CEO	$-	$262	$-	$262	$580
CFO	-	21	14	35	(7)
Directors	5	-	6	11	-
	$5	$283	$20	$308	$573

(1)	The Company’s CEO has a consulting agreement with the Company pursuant to which he earn $71,000 per month.
(2)	The Company’s CFO has a consulting agreement with the Company pursuant to which he earn $7,000 per month.
(3)	Two non-executive directors earn directors’ fees of $1,750 per month

NOTE 6 - SHAREHOLDERS EQUITY

a)	During the nine months ended September 30, 2022, the Company issued 630,161 shares in respect of 630,161 warrants that were exercised (note 6 (a)).

b)	During the nine months ended September 30, 2022, the Company issued 116,667 shares in respect of 116,667 options that were exercised (note 6 (b)).

c)	On February 3, 2022, the Company issued the shareholders of Isramat 273,774 shares in respect of the acquisition of Isramat (see Note 3).

d)	On February 11, 2022, the Company issued 74,985 shares to a trustee in respect of a crowd funding transaction that was completed in 2019, for which shares were not immediately issued until the completion of an Israeli tax ruling which was only finalized in late 2021.

12

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 7 - WARRANTS AND OPTIONS

a) Warrants

(i)	Warrant transactions for the nine months ended September 30, 2022 and for the year ended December 31, 2021 are as follows:

	Number	Weighted Average Exercise Price
Balance, January 1, 2021	7,289,885	$1.91
Warrants issued in the April 2021 Private Placement	221,100
Warrants issued in the May 2021 Private Placement	1,084,562
Exercise of warrants	(2,629,343)
Balance, December 31, 2021	5,966,204	$3.55
Expiration of warrants	(5,437)
Exercise of warrants	(630,161)
Balance, September 30, 2022	5,330,606	$3.53

13

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 7 - WARRANTS AND OPTIONS (CONTINUED)

a) Warrants (continued)

As at September 30, 2022, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

September 30, 2022	Expiry date	Exercise price			Exercise price (USD)
2,658,313	November 10, 2025	ILS	7.1418	(1)	$2.02
1,366,631	December 24, 2025	ILS	7.1418	(1)	$2.02
221,100	April 18, 2023	ILS	29.025	(2)	$8.19
1,084,562	May 28, 2023	ILS	29.025	(2)	$8.19
5,330,606

1.	On March 31, 2021, warrant holders and the Company, agreed that the exercise price of CAD$2.70 would be payable in New Israeli Shekels. The exercise price is NIS 7.1418 per warrant (see also Note 4).

2.	On June 30, 2021, warrant holders and the Company, agreed that the exercise price of CAD$11.04 would be payable in New Israeli Shekels. The exercise price is NIS 29.025 per warrant (see also Note 4).

b) Stock Options

1.

On August 4, 2022, the Company granted a director of the Company, options to subscribe for up to 900,000 Common Shares at a price of CAD$3.56 per Common share (the “Options”). 225,000 Options vest immediately, and the remainder in six equal installments every 6 months with the first installment on February 2, 2023. The options are exercisable for a period of 10 years from the date of issue.

2.	On August 21, 2022, the Company granted a consultant of the Company, options to subscribe for up to 300,000 Common Shares at a price of CAD$4.00 per Common share (the “Options”). All 300,000 Options vest immediately, and the options are exercisable for a period of 10 years from the date of issue.

Stock option transactions for the three months ended September 30, 2022, and for the year ending December 31, 2021, are as follows:

	Number	Weighted Average Exercise Price (CAD)	Weighted Average Exercise Price (USD)
Balance January 1, 2021	889,523	$1.62	$1.27
Options granted	333,377	3.00
Exercise of options	(286,223)	2.25
Expiry of options	(116,667)	3.00
Balance December 31, 2021	820,010	$2.10	$1.78
Exercise of options	(116,667)	2.27
Expiry of options	(20,000)	1.5
Options granted	1,200,000	3.67
Balance September 30, 2022	1,883,343	$3.17	$2.32

14

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 7 - WARRANTS AND OPTIONS (CONTINUED)

b) Stock Options (continued)

As at September 30, 2022, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Outstanding as of September 30, 2022	Exercisable as of September 30, 2022	Expiry date	Exercise price (CAD)		Exercise price (USD)
543,333	437,500	August 20, 2025	CAD	1.50	$1.10
40,000	40,000	September 1, 2025	CAD	2.25	$1.65
33,333	33,333	January 28, 2025	CAD	3.00	$2.19
50,000	33,333	June 3, 2026	CAD	8.40	$6.15
16,677	5,559	October 28, 2026	CAD	8.00	$5.85
900,000	225,000	August 2, 2032	CAD	3.56	$2.60
300,000	300,000	August 21, 2032	CAD	4.00	$2.93
1,883,344	1,074,726

Share-based compensation expense is recognized over the vesting period of options. During the nine months ended September 30, 2022, share-based compensation in respect of options of $2,034 was recognized and charged to the Consolidated Statement of Comprehensive Loss (September 30, 2021 – $734).

b) RSU’s

On August 4, 2022, the Company granted 1,265,000 Restricted Share Units (“RSUs”) to directors, officers and advisers, of which 590,000 RSU’s are to executives and directors, pursuant to the Company’s RSU Plan and in acknowledgment of the Company’s management recent success and increased future workload. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 1,265,000 common shares of no par value in the Company (“Common Shares”).

RSU’s transactions for the nine months ended September 30, 2022, and for the year ended December 31, 2021, are as follows:

Number
Balance, January 1, 2021	-
RSU’s granted	-
Exercise of RSU’s	-
Balance, December 31, 2021	-
RSU’s granted	1,265,000
Exercise of RSU’s	-
Balance, September 30, 2022	1,265,000

Total exercisable RSU’s as at September 30, 2022, are 525,000. During the nine months ended September 30, 2022, share-based compensation in respect of RSU’s of $2,012 was charged to the Consolidated Statement of Comprehensive Loss (September 30, 2021 – $nil).

NOTE 8 - REVENUES:

Revenue streams Thousands of US Dollars:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021

Revenues from services:
Revenues from services	341	227	979	1,163
Revenues from leasing	85	51	245	285
Precision metal parts:
Revenues from sales of precision metal parts	1,015	-	2,887	-
Smart Carts:
Revenues from smart carts project	1,208	-	1,415	750
	2,650	278	5,526	2,198

NOTE 9 – COMMITMENTS

a)	The Company’s Israeli subsidiary’s fixed assets (motor vehicles) are secured against bank borrowings.
b)	The Company has facility leases as follows:

1.	a lease which expires on March 1, 2024. Lease payments are approximately $11 per month ($132 annually).
2.	a lease which expires on June 30, 2024. Lease payments are approximately $3.5 per month ($45 annually).

15

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 10 – OPERATING SEGMENTS:

The Company and its subsidiaries are engaged in the following three segments:

a.	Advanced engineering capabilities to the military/security markets as well as development of related products for the civilian and retail markets. (“Advanced Engineering”)

b.	Retail automation solutions – Smart Carts (“Smart Carts”)
c.	Manufacturing and selling of precision metal parts – “Precision Metal Parts”

	Nine Months Ended September 30, 2022
	Precision Metal Parts	Advanced Engineering	Smart Carts (*)	Total (**)
Revenues
External	$2,887	$1,224	$1,415	$5,526
Total	2,887	1,224	1,415	5,526

Segment loss	445	628	11,158	12,231
Loss on sale of fixed asset				27
Finance expense, net				(11)
Tax expenses				-
Loss				$12,247

(*)	All revenues from the smart cart segment are generated from one customer, which is the main customer of the Company, and accounts for 26% of the Company’s revenues for the nine months ended September 30, 2022. Revenues from the precision metal parts and advanced engineering segments are generated from dozens of customers, which do not represent more than 10% of the total sales of the Company.
(**)	All revenues are generated in the state of Israel.

	Nine Months Ended September 30, 2021
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total
Revenues
External	$-	$1,448	$750	$2,198
Inter-segment	-	-	-	-
Total	-	1,448	750	$2,198

Segment loss	-	3,377	1,932	5,309
Loss on revaluation of warrant liability				$30,846
Finance expense, net				121
Tax expenses				-
Loss				$36,276

	Three Months Ended September 30, 2022
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total
Revenues
External	$1,014	$426	$1,208	$2,650
Inter-segment	-	-	-	-
Total	1,014	426	1,208	2,650

Segment loss	246	136	5,761	6,143
Loss on sale of fixed asset				$11
Finance expense, net				(4)
Tax expenses
Loss				$6,150

	Three Months Ended September 30, 2021
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total
Revenues
External	$-	$278	$-	$278
Inter-segment	-	-	-	-
Total	-	278	-	$278

Segment loss	-	962	1,763	2,725
Loss (gain) on revaluation of warrant liability				$(708)
Finance expense (income), net				110
Tax expenses				-
Loss				$2,127

16

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 10 - OPERATING SEGMENTS (CONTINUED)

	As at September 30, 2022
	Precision Metal Parts	Advanced Engineering	Smart Carts	Adjustment & Elimination	Total
Segment assets	$3,970	$3,524	$3,920	$-	$11,414

	As at September 30, 2021
	Precision Metal Parts	Advanced Engineering	Smart Carts	Adjustment & Elimination	Total
Segment assets	$-	$12,398	$1,565	$-	$13,963

NOTE 11 - FINANCIAL RISK FACTORS:

A. Credit Risk

Credit risk from balances with banks and financial institutions is managed by the Company’s management. Investments of surplus funds are made only with approval of management. The Company’s maximum exposure to credit risk for the components of the statement of financial position as of September 30, 2022, is the carrying amounts of cash and cash equivalents, and accounts receivables included in the Company’s consolidated statement of financial positions.

B. Liquidly Risk

Liquidity risk is the risk that arises when the maturity of assets and the maturity of liabilities do not match. An unmatched position potentially enhances profitability but can also increase the risk of loss. The Company has procedures with the object of minimizing such loss by maintaining sufficient cash and other highly liquid current assets and by having an available adequate amount of committed credit facilities. The following tables detail the Company’s remaining contractual maturity for its financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay

Contractual
	Carrying amounts	Within 1 year	over 1 year
Trade payables	$2,269	$2,269	$-
Deferred revenues	139	139	-
Other accounts payable	1,932	1,586	346
Loans	1,341	163	1,178
Lease liability	175	100	75
Total	$5,856	$4,257	$1,599

C. Market risks:

The Company’s’ business of maintenance services of various electronic systems is highly competitive and involves a certain degree of risk. The Company’s business operations will depend largely upon the outcome of continued sales and services to security establishments and the initiation of sales of their products to the civilian markets.

The Company’s Cust2Mate business is new, and the Company is aware of competitors in the market. In addition to the regular management oversight and skills required, success in this segment will require the Company to penetrate the market as rapidly as possible.

As of September 30, 2022, if the Company’s functional currency (ILS) had strengthened/ weakened by 5% against the USD, with all other variables held constant, the loss for the year would decrease /increase by approximately $89.

17

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

D. Interest rate and inflation risks:

The Company is exposed to cash flow interest rate risk from long-term borrowings at variable rate. It is currently Company policy that between 50% and 75% of Company borrowings are fixed rate borrowings. This policy is managed centrally. Although the board accepts that this policy neither protects the Company entirely from the risk of paying rates in excess of current market rates nor eliminates fully cash flow risk associated with variability in interest payments, it considers that it achieves an appropriate balance of exposure to these risks.

During 2022, the Company’s borrowings at variable rate were denominated in NIS.

The Company analyses the interest rate exposure on a quarterly basis. A sensitivity analysis is performed by applying a simulation technique to the liabilities that represent major interest-bearing positions. Various scenarios are run taking into consideration refinancing, renewal of the existing positions, alternative financing and hedging. Based on the simulations performed, the impact on profit and loss and net assets of a 100 basis point shift (being the maximum reasonable expectation of changes in interest rates) would be approximately 22.

The Company is exposed to inflation risks. Management of the Company does not believe that the current levels of inflation will have a material effect on the business activities of the Company.

E. Capital management

The Company considers its capital to be comprised of shareholders’ equity. The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals. In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the three and nine months ended September 30, 2022. There are no externally imposed restrictions on the Company’s capital.

NOTE 12 – SUBSEQUENT EVENTS:

a.	On November 13, 2022, the Company received a further NIS 6 million ($1.7 million) in respect of the Yochananof order of smart carts.

18